UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Cocrystal Pharma, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

19188J102
(CUSIP Number)

Raymond F. Schinazi
Gary Wilcox
Roger Kornberg
Sam Lee
19805 North Creek Parkway
Bothell, Washington, 98011
(425) 398-7178

Phillip Frost, M.D.
Frost Gamma Investments Trust
OPKO Health, Inc.
Steven D. Rubin
4400 Biscayne Boulevard, Suite 1500
Miami, Florida 33137
 (305) 575-6015

Bracrystal Pharmaceuticals, LLC
155 Gibbs Street
 Suite 506
 Rockville, Maryland 20850
(240) 403-7153

November 25, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons
Raymond F. Schinazi

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) ✓

3. SEC Use Only
4. Source of Funds
SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
272,955,522 (1)

9. Sole Dispositive Power
272,955,522 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
272,955,522 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
38.9% (2)
14. Type of Reporting Person
IN

(1)  Includes (i) 269,114,821 shares of common stock issuable upon conversion of the Issuer’s Series A Preferred Stock and (iii) 3,840,701 fully vested options.

(2)  See Item 5(a), below.

1. Names of Reporting Persons
Phillip Frost, M.D.

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) ✓

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
100,269,114 (1)

9. Sole Dispositive Power
0

10. Shared Dispositive Power
100,269,114 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person
100,269,114 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
14.3% (2)
14. Type of Reporting Person
IN

(1)  Includes (i) 12,342,725 shares of common stock held by Frost Gamma Investments Trust, (ii) 87,726,389 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock held by Frost Gamma Investments Trust and (iii) 200,000 warrants held by Frost Gamma Investments Trust. Dr. Frost is the trustee of Frost Gamma Investments Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. Does not include securities held by OPKO Health, Inc., a corporation of which Dr. Frost is the Chief Executive Officer and Chairman, concerning the securities of which Dr. Frost does not hold voting and investment control. Dr. Frost disclaims beneficial ownership of the securities held by Frost Gamma Investments Trust and OPKO Health, Inc. except to the extent of any pecuniary interest therein.

(2)  See Item 5(a), below.

1. Names of Reporting Persons
Frost Gamma Investments Trust

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) ✓

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Florida
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
100,269,114 (1)

9. Sole Dispositive Power
0

10. Shared Dispositive Power
100,269,114 (1)

11. Aggregate Amount Beneficially Owned by Each Reporting Person
100,269,114 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
14.3% (2)
14. Type of Reporting Person
OO

(1)  Includes (i) 12,342,725 shares of common stock held by Frost Gamma Investments Trust, (ii) 87,726,389 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock held by Frost Gamma Investments Trust and (iii) 200,000 warrants held by Frost Gamma Investments Trust. Dr. Frost is the trustee of Frost Gamma Investments Trust. Frost Gamma L.P. is the sole and exclusive beneficiary of Frost Gamma Investments Trust. Dr. Frost is one of two limited partners of Frost Gamma L.P. The general partner of Frost Gamma L.P. is Frost Gamma, Inc., and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. Dr. Frost disclaims beneficial ownership of the securities held by Frost Gamma Investments Trust except to the extent of any pecuniary interest therein.

(2)  See Item 5(a), below.

1. Names of Reporting Persons
OPKO Health, Inc.

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) ✓

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
54,589,542 (1)

9. Sole Dispositive Power
54,589,542 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
54,589,542 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
7.8% (2)
14. Type of Reporting Person
CO

(1)  Includes (i) 18,696,301 shares of common stock, (ii) 34,893,241 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred and (iii) 1,000,000 warrants. Dr. Frost is the Chief Executive Officer and Chairman of OPKO Health, Inc. However, he does not hold voting and investment control over, and disclaims beneficial ownership of, the securities held by OPKO Health, Inc.

(2)  See Item 5(a), below.

1. Names of Reporting Persons
Bracrystal Pharmaceuticals, LLC

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) ✓

3. SEC Use Only
4. Source of Funds
SC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
26,798,793 (1)

9. Sole Dispositive Power
26,798,793 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
26,798,793 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
3.8% (2)
14. Type of Reporting Person
OO

(1)  Includes 26,798,793 shares of common stock issuable upon conversion of the Issuer’s Series A Preferred Stock.
(2) See Item 5(a), below.

1. Names of Reporting Persons
Gary Wilcox

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) ✓

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
16,835,236 (1)

9. Sole Dispositive Power
16,835,236 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
16,835,236 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
2.4% (2)
14. Type of Reporting Person
IN

(1)  Includes 16,835,236 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock.

(2)  See Item 5(a), below.

1. Names of Reporting Persons
Roger Kornberg

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) ✓

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
15,287,847 (1)

9. Sole Dispositive Power
15,287,847 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
15,287,847 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
2.2% (2)
14. Type of Reporting Person
IN

(1)  Includes 15,287,847 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock.
(2)  See Item 5(a), below.

1. Names of Reporting Persons
Sam Lee

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) ✓

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
15,287,847 (1)

9. Sole Dispositive Power
15,287,847 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
15,287,847 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
2.2% (2)
14. Type of Reporting Person
IN

(1)  Includes 15,287,847 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock.

(2)  See Item 5(a), below.

1. Names of Reporting Persons
Steven D. Rubin

2. Check the Appropriate Box if a Member of a Group
(a) 
(b) ✓

3. SEC Use Only
4. Source of Funds
OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6. Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
0

8. Shared Voting Power
639,920 (1)

9. Sole Dispositive Power
639,920 (1)

10. Shared Dispositive Power
0

11. Aggregate Amount Beneficially Owned by Each Reporting Person
639,920 (1)
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares

13. Percent of Class Represented by Amount in Row (11)
0.1% (2)
14. Type of Reporting Person
IN

(1)  Includes (i) 530,000 shares of common stock, and (ii) 109,920 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock.

(2)  See Item 5(a), below.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D (the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”) of Cocrystal Pharma, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 19805 North Creek Parkway, Bothell, Washington 98011.

ITEM 2. IDENTITY AND BACKGROUND

(a) This statement is filed on behalf of Raymond Schinazi, Phillip Frost, M.D., Frost Gamma Investments Trust (the “Trust”), OPKO Health, Inc., Bracrystal Pharmaceuticals, LLC (“Bracrystal”), Gary Wilcox, Roger Kornberg, Sam Lee, and Steven Rubin (together, the “Filing Persons”).

(b) The principal business address of Phillip Frost, M.D., the Trust, OPKO Health, Inc. and Steven Rubin is 4400 Biscayne Boulevard, Miami, Florida 33137. The principal business address of Raymond Schinazi, Gary Wilcox, Roger Kornberg, and Sam Lee is c/o Cocrystal Pharma, Inc., 19805 North Creek Parkway, Bothell, Washington, 98011. The principal business address of Bracrystal is 155 Gibbs Street, Suite 506, Rockville, Maryland 20850.

(c) Dr. Schinazi’s principal occupation is serving as Professor of Pediatrics and Director of the Laboratory of Biochemical Pharmacology at Emory University and as a Senior Research Career Scientist at the Atlanta Veterans Affairs. Dr. Frost’s principal occupation is serving as Chairman and Chief Executive Officer of OPKO Health, Inc. The principal business of the Trust is to invest in securities. The principal business of OPKO Health, Inc. is developing and commercializing technologies in the biopharmaceutical and diagnostics industries. The principal business of Bracrystal is investing in biotechnology. Dr. Wilcox’s principal occupation is serving as the Chief Executive Officer of Cocrystal. Dr. Kornberg’s principal occupation is serving as the Winzer Professor of Medicine in the Department of Structural Biology at Stanford University. Dr. Lee’s principal occupation is serving as the President of Cocrystal. Mr. Rubin’s principal occupation is serving as the Executive Vice President—Administration of OPKO Health, Inc.

(d) During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Filing Persons (or their directors, officers, or controllers, if applicable) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) Dr. Schinazi, Dr. Frost, Dr. Wilcox, Dr. Kornberg, Dr. Lee and Mr. Rubin are citizens of the United States of America. The Trust was organized in the state of Florida. OPKO Health, Inc. was organized in the state of Delaware. Bracrystal was organized in the state of Delaware.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 25, 2014, Dr. Schinazi and Bracrystal acquired shares of the Issuer’s Series A Preferred Stock (the “Series A”) in connection with a transaction and series of related mergers (collectively, the “Merger”) through which Cocrystal Merger Sub, Inc., a Delaware corporation, and RFS Pharma, LLC, a Georgia limited liability company (“RFS Pharma”), became wholly-owned subsidiaries of the Issuer.  Each share of Series A automatically converts into 340.760802 shares of common stock (the "Conversion Ratio") upon the issuer increasing its authorized capital in order to permit the full conversion of all of the issuer's outstanding preferred stock (the “Capital Increase”). The Conversion Ratio is subject to adjustment in the event that the issuer issues any stock options to senior executives of the Issuer from November 25, 2014 through the date the Issuer increases its authorized capital. In addition, the Conversion Ratio is subject to successive increases in the event the Issuer does not effect the Capital Increase by certain dates. Holders of the Series A are entitled to vote on an as-converted basis on all matters submitted to securityholders of the Issuer. Dr. Schinazi and Bracrystal were both holders of RFS Pharma securities prior to the Merger. In consideration of the Merger, RFS Pharma securityholders received an aggregate of 1,000,000 shares of Series A. In addition, holders of options to purchase RFS Pharma securities received an aggregate of 16,542,538 options to purchase common stock of the Issuer.

As further described in Item 4, below, in connection with the Merger, the Issuer, RFS Pharma, the Filing Persons and certain other securityholders entered into a Stockholder Rights Agreement pursuant to which the Filing Persons agreed to limitations on their respective voting power and dispositive power over the Issuer’s securities. Other than the Merger consideration described above, the Filing Persons neither paid nor received consideration for entering into the Stockholder Rights Agreement.  Notwithstanding their joint filing of this Schedule 13D, the Filing Persons disclaim membership in any group as a result of being signatories to the Stockholder Rights Agreement.

ITEM 4. PURPOSE OF TRANSACTION

In connection with the Merger described in Item 3, above, the Issuer, RFS Pharma, and each of the Filing Persons entered a Stockholder Rights Agreement under which the Filing Persons agreed to a 12-month lock-up period with respect to their shares of the Issuer’s capital stock, to elect certain designees of the Issuer and RFS Pharma to the Issuer’s Board of Directors, and to certain rights and obligations in the event of a subsequent financing by the Issuer. The Filing Persons also agreed to vote in favor of corporate action to effect the Capital Increase described above. In addition, the Issuer and the Filing Persons agreed that the Issuer will not take action to amend its Certificate of Incorporation or Bylaws or take any corporate action adversely affecting holders of the Series A or Series B without the approval of the holders of a majority of the Series A or Series B shares, as applicable. In addition to the Filing Persons, as of the date of this filing, 17 additional securityholders of the Issuer, with shared voting and dispositive power over an aggregate of 10,620,958 shares, or 1.5% of the aggregate voting power of the Issuer, are signatories to the Stockholder Rights Agreement. Each additional signatory holds less than 0.5% of the aggregate voting power of the Issuer as of the date hereof.

Each of the Filing Persons may, at any time or from time to time, formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Filing Persons in light of each of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors. Subject to the limitations contained in the Stockholder Rights Agreement described above, each of the Filing Persons may take any actions they deem appropriate with respect to their investments, including increasing or decreasing their ownership interests in the Issuer (including by way of open market or privately negotiated transactions, and subject to Section 16(b) of the Securities Exchange Act of 1934).

Dr. Frost, Dr. Schinazi, Dr. Wilcox, and Mr. Rubin are directors of the Issuer, and Dr. Lee is President of the Issuer. Solely in these capacities, the foregoing persons may, from time to time, formulate plans or proposals regarding the Issuer or its securities for consideration by the Board of Directors and the Issuer’s management as part of their service to the Issuer.

Other than as described herein, none of the Filing Persons has any plans that would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D.

Notwithstanding their joint filing of this Schedule 13D, the Filing Persons disclaim membership in any group as a result of being signatories to the Stockholder Rights Agreement.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)
Aggregate Number and Percentage of Class of Securities

The beneficial ownership percentages disclosed below are based on the aggregate voting power of the Issuer’s securities as of the date hereof, consisting of (i) 122,493,690 shares of common stock outstanding, (ii) 340,760,802 shares of common stock issuable upon conversion of the Issuer’s Series A Preferred Stock, (iii) 205,083,086 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock, (iv) 26,669,000 warrants to purchase common stock exercisable within 60 days, and (iv) 6,671,759 options to purchase common stock exercisable within 60 days.

The terms of the Issuer’s Series A Preferred Stock are described in Item 3, above. Each share of the Issuer’s Series B Preferred Stock (i) automatically converts into 205.083086 shares of the Issuer’s common stock at such time that the Issuer has sufficient authorized capital and (ii) entitles the holder to vote on an as-converted basis on all matters submitted to securityholders of the Issuer.

Raymond F. Schinazi
Dr. Schinazi is the beneficial owner of, shares voting power over, and has sole dispositive power over, 272,955,522 shares of common stock, including (i) 269,114,821 shares of common stock issuable upon conversion of the Issuer’s Series A Preferred Stock and (ii) 3,840,701 fully vested options, representing 38.9% of the voting power of the Issuer’s securityholders.

Phillip Frost, M.D. and Frost Gamma Investments Trust
Each of Dr. Frost and the Trust is the beneficial owner of, and shares voting and dispositive power over, 100,269,114 shares of the Issuer’s Common Stock, including (i) 12,342,725 shares of common stock held by the Trust, (ii) 87,726,389 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock held by the Trust and (iii) 200,000 warrants held by the Trust, representing 14.3% of the voting power of the Issuer’s securityholders. Dr. Frost is the trustee of the Trust. Frost Gamma Limited Partnership is the sole and exclusive beneficiary of the Trust. Dr. Frost is one of two limited partners of Frost Gamma Limited Partnership. The general partner of Frost Gamma Limited Partnership is Frost Gamma, Inc. and the sole shareholder of Frost Gamma, Inc. is Frost-Nevada Corporation. Dr. Frost is the sole shareholder of Frost-Nevada Corporation. As a result of the foregoing, Dr. Frost is also considered beneficial owner of the securities described. Dr. Frost disclaims beneficial ownership in the securities except to the extent of any pecuniary interest therein.

OPKO Health, Inc.
OPKO Health, Inc. is the beneficial owner of, shares voting power over, and has sole dispositive power over, 54,589,542 shares of the Issuer’s common stock, including (i) 18,696,301 shares of common stock, (ii) 34,893,241 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock and (iii) 1,000,000 warrants, representing 7.8% of the voting power of the Issuer’s securityholders. Dr. Frost is the Chief Executive Officer and Chairman of OPKO Health, Inc. However, he does not hold voting and investment control over, and disclaims beneficial ownership of, the securities held by OPKO Health, Inc.

Bracrystal Pharmaceuticals, LLC
Bracrystal is the beneficial owner of, shares voting power over, and has sole dispositive power over, 26,798,793 shares of the Issuer’s common stock issuable upon conversion of the Issuer’s Series A Preferred Stock, representing 3.8% of the voting power of the Issuer’s securityholders.

Gary Wilcox
Dr. Wilcox is the beneficial owner of, shares voting power over, and has sole dispositive power over, 16,835,236 shares of the Issuer’s common stock issuable upon conversion of the Issuer’s Series B Preferred Stock, representing 2.4% of the voting power of the Issuer’s securityholders.

Roger Kornberg
Dr. Kornberg is the beneficial owner of, shares voting power over, and has sole dispositive power over, 15,287,847 shares of the Issuer’s common stock issuable upon conversion of the Issuer’s Series B Preferred Stock, representing 2.2% of the voting power of the Issuer’s securityholders.

Sam Lee
Dr. Lee is the beneficial owner of, shares voting power over, and has sole dispositive power over, 15,287,847 shares of the Issuer’s common stock issuable upon conversion of the Issuer’s Series B Preferred Stock, representing 2.2% of the voting power of the Issuer’s securityholders.

Steven D. Rubin
Mr. Rubin is the beneficial owner of, shares voting power over, and has sole dispositive power over, 639,920 shares of the Issuer’s common stock, including (i) 530,000 shares of common stock, and (ii) 109,920 shares of common stock issuable upon conversion of the Issuer’s Series B Preferred Stock, representing 0.1% of the voting power of the Issuer’s securityholders.

(b)	The Filing Persons have voting and dispositive power over the Issuer’s securities as described above in Item 5(a).

(c)	Other than the Merger described in Item 3, above, no reportable transactions occurred during the past 60 days prior to the date hereof.

(d)
To the best knowledge of each of the Filing Persons, no person, other than the Filing Persons, is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities of the Issuer beneficially owned by the Filing Persons.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Other than the Stockholder Rights Agreement described in Item 4, above, and as elsewhere disclosed in this Schedule 13D, to the knowledge of the Filing Persons, there are no contracts, arrangements, understanding or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Exhibit Description
99.1	Joint Filing Agreement, dated as of December 5, 2014 (1)
99.2	Stockholder Rights Agreement, dated as of November 25, 2014 (2)
99.3	Merger Agreement, dated as of November 25, 2014 (3)

(1)  Filed herewith.

(2)  Incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 1, 2014.

(3)  Incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K filed with the Securities and Exchange Commission on December 1, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 5, 2014	/s/ Raymond F. Schinazi
Date	Raymond F. Schinazi

December 5, 2014	/s/ Phillip Frost, M.D.
Date	Phillip Frost, M.D.

December 5, 2014	Frost Gamma Investments Trust By: /s/ Phillip Frost, M.D.
Date	Phillip Frost, M.D., Trustee

December 5, 2014	OPKO Health, Inc. By: /s/ Phillip Frost, M.D.
Date	Phillip Frost, M.D., Chief Executive Officer

December 5, 2014	Bracrystal Pharmaceuticals, LLC By: /s/ Vinzenz Ploerer
Date	Vinzenz Ploerer, President and Chief Executive Officer

December 5, 2014	/s/ Gary Wilcox
Date	Gary Wilcox

December 5, 2014	/s/ Roger Kornberg
Date	Roger Kornberg

December 5, 2014	/s/ Sam Lee
Date	Sam Lee

December 5, 2014	/s/ Steven D. Rubin
Date	Steven Rubin

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.